[Wachtell, Lipton, Rosen & Katz Letterhead]

February 1, 2008

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	eSpeed, Inc., Revised Preliminary Proxy Statement Relating to a Merger or Acquisition on Schedule 14A, filed November 6, 2007, as amended on December 28, 2007 and February 1, 2008
File No. 0-28191

Dear Mr. Owings:

On behalf of eSpeed, Inc. (“eSpeed” or the “Company”), set forth below are the responses of eSpeed to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its filing referenced above, which you delivered in a letter dated January 24, 2008.

We are providing under separate cover five copies of Amendment No. 2 to the above-referenced Proxy Statement (“Amendment No. 2”), which reflects eSpeed’s responses and additional and revised disclosure. Two copies of Amendment No. 2 are marked to show changes from the filing of Amendment No. 1 to the above referenced Proxy Statement on December 28, 2007. We are providing courtesy copies of Amendment No. 2, including a version marked for

February 1, 2008

changes, to Regina Balderas, Staff Accountant, Will Choi, Accounting Branch Chief, Blair Petrillo, Staff Attorney, and Mara Ransom, Legal Branch Chief.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of eSpeed. All page references in the responses set forth below refer to pages of the revised Proxy Statement.

Preliminary Proxy Statement

Summary, page 6

1.	We note your response to prior comment 6 of our letter dated December 6, 2007 and the accompanying revisions you have made to your disclosure. It does not appear, however, that you address the latter portion of our comment as it relates to the ability of the Class B common stockholders to convert their shares into Class A Common Stock.

Response: The Company has revised the Proxy Statement on pages 15 and 81 in response to the Staff’s comment.

2.	Please move your first full-length reference to restricted equity interests from page 11 to page 10, where you first refer to the term.

Response: The Company has revised the Proxy Statement on pages 10 and 11 in response to the Staff’s comment.

3.	We note your response to prior comment 11 of our letter dated December 6, 2007 and the accompanying revisions you have made. It is still not clear, however, why you refer to the ownership of the public stockholders in terms of economic and voting power of 40.7% and 11.2%, respectively, on pages 15 and 37 and 39.4% and 12.3%, respectively in the letter to shareholders, pages 2, 12 and 73. While the difference in amounts is slight, explain why you believe it is necessary to refer to both of them.

Response: The Company has revised the Proxy Statement in the letter to shareholders and on pages 2, 12, 37, 73 and 77 to correct the disclosure in response to the Staff’s comment.

Risk Factors, page 36

4.	It appears that the risk factor beginning on the bottom of page 42 addresses similar risks related to recruiting and retention as the last risk factor on page 37. Please consider combining the risk factors in order to eliminate duplicative disclosure or revise them to distinguish the nature of the risks.

Response: The Company has revised the risk factor beginning on page 37 of the Proxy Statement to clarify that it is focused primarily on the effect of the separation and merger, and the resulting organizational structure, on retention and motivation of existing employees engaged in the BGC Business and, to a lesser extent, future employees, while the risk factor beginning on the bottom of page 42 of the Proxy Statement is focused

February 1, 2008

generally on risks relating to future recruitment and employee retention due to the nature of the Combined Company’s business and the costs related thereto.

5.	It appears that the two risk factors on page 63 address similar issues. Please consider combining them and reducing the amount of disclosure that appears within the risk factor. For example, it appears the disclosure on page 64 under the bullet point “Corporate Opportunities” includes disclosure that mitigates the risk of Cantor using its control of the combined company in a detrimental manner. Please delete disclosure that mitigates the risk being described.

Response: The Company has deleted the first risk factor appearing on page 63 of the Proxy Statement and revised the risk factor beginning on the bottom of page 63 of the Proxy Statement, including to eliminate any mitigating disclosure under “Corporate Opportunities” in response to the Staff’s comment.

Structure of the Combined Company, page 76

6.	We note your response to prior comment 19 to our letter dated December 6, 2007. Please disclose in the proxy statement how the one-to-one exchange ratio for the conversion of BGC Holdings interests into common stock of the combined company was determined.

Response: The Company has revised the Proxy Statement on page 78 in response to the Staff’s comment.

Background of the Merger, Page 81

7.	We note the revised disclosure in the last paragraph on page 83 regarding the meeting on April 5, 2007 that Cantor will have the ability to use the inter-dealer broker technology to compete with the combined company. This disclosure appears to conflict with the disclosure in the last sentence on page 119 that indicates that Cantor cannot create an electronic brokerage system to compete with the company. Please advise us as to why the statements are compatible or revise as appropriate.

Response: The Company supplementally advises the Staff, that at the April 5, 2007 meeting of the Special Committee, the Special Committee and its financial and legal advisors discussed Cantor’s then proposed terms for the merger, including Cantor’s proposal that it own the inter-dealer broker technology and that such technology would be licensed to the Combined Company. Over the next few weeks, the Special Committee and Cantor continued to negotiate the proposed terms of the merger. On May 9, 2007, the Special Committee, Cantor and their respective advisors agreed that the Combined Company would own the inter-dealer broker technology and that Cantor would be provided with a non-exclusive license to use this technology. At this meeting, Cantor also agreed that it would not use or grant any aspect of the license to create a fully electronic brokerage system that competes with eSpeed’s fully electronic systems for U.S. Treasuries and foreign exchange. The Company has revised the Proxy Statement on page 86 to clarify the disclosure regarding the May 9 negotiations.

February 1, 2008

8.	We note your response to prior comment 30 to our letter dated December 6, 2007. Please add the disclosure regarding the fact that Sandler O’Neil will not be updating their fairness opinion and did not consider the amendment to the merger agreement to the Summary.

Response: The Company has revised the Proxy Statement on page 89 in response to the Staff’s comment.

The Merger Agreement, page 112

Value of the Transaction, page 124

9.	Please move the disclosure regarding the value of the merger transaction forward to the section discussing the merger consideration on page 112 of the proxy statement.

Response: The Company has revised the Proxy Statement to move such disclosure to page 114 of the Proxy Statement in response to the Staff’s comment.

Related Agreements, page 125

Pre-Contribution Loan, page 127

10.	We note the disclosure added in response to prior comment 45 to our letter dated December 6, 2007. Please add additional detail regarding the specific “regulatory” and “other business” reasons for the loans.

Response: The Company has revised the Proxy Statement on page 128 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 159

11.	Please update the information required by Item 402 of Regulation S-K to include information for the year ended December 31, 2007. See Question 4.01 in the questions and answers regarding Item 402 of Regulation S-K under the Compliance and Disclosure Interpretations in the Corporation Finance section of the SEC website (http://www.sec.gov/divisions/corpfin/guidance.htm.). In doing so, please ensure that you provide information regarding your incentive bonus targets for 2008 and the amounts of RSUs to be delivered in 2008 in lieu of cash compensation for 2007, if known.

Response: The Company has revised the Proxy Statement from page 160 to page 184 in response to the Staff’s comment.

February 1, 2008

Incentive Bonus Compensation Targets for 2007, page 164

12.	We note your response to prior comment 57 to our letter dated December 6, 2007. Please clarify whether the bonuses that are expected to be paid to certain employees pursuant to the merger in 2008 are in addition to any bonuses paid out of the Incentive Bonus Compensation to be granted for 2008.

Response: The Company has revised the Proxy Statement beginning on page 165 in response to the Staff’s comment.

Proposal 4 – Approval of Amended and Restated BGC Partners. Inc. Long Term

Incentive Plan, Page 290

13.	Please provide the information missing on pages 292 and 293 in a timely manner so that we may have time to review the information before you mail the proxy statement.

Response: The Company has revised the Proxy Statement on pages 294 and 295 in response to the Staff’s comment.

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Should you require further clarification of the matters discussed in this letter or in the revised Proxy Statement, please contact the undersigned or my colleague Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Gavin D. Solotar

cc:	Stephen M. Merkel

Executive Vice President, General Counsel and Secretary of eSpeed, Inc.

Christopher T. Jensen

George G. Yearsich

Morgan, Lewis & Bockius LLP